FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 6, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on May 6, 2019, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg at 9:30 a.m. (Luxembourg time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 6 May 2019, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg at 9:30 a.m. (Luxembourg time)

1.	Consideration of the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31 December 2018, and on the annual accounts as at 31 December 2018, and of the external auditors’ reports on such consolidated financial statements and annual accounts.

The Annual General Meeting of Shareholders resolved to acknowledge the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31 December 2018, and on the Company’s annual accounts as at 31 December, 2018, and the external auditors’ reports on such consolidated financial statements and annual accounts.

2.	Approval of the Company’s consolidated financial statements as of and for the year ended 31 December 2018.

The Annual General Meeting of Shareholders resolved to approve the Company’s consolidated financial statements as of and for the year ended 31 December 2018.

3.	Approval of the Company’s annual accounts as at 31 December 2018.

The Annual General Meeting of Shareholders resolved to approve the Company’s annual accounts as at 31 December 2018.

4.	Allocation of results and approval of dividend payment for the year ended 31 December 2018.

The Annual General Meeting of Shareholders resolved (i) to approve a dividend for the year ended 31 December, 2018, in the aggregate amount of US$0.41 per share (or US$0.82 per ADR), which represents an aggregate sum of approximately US$484 million, and which includes the interim dividend of US$0.13 per share (or US$0.26 per ADR) paid in November 2018, (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the dividend payment so approved, including the applicable record date, (iii) to make the dividend payment in U.S. dollars on 22 May, 2019, in the amount of US$0.28 per share (or US$0.56 per ADR), pursuant to this resolution out of the Company’s retained earnings reserve; and (iv) that the loss of the year ended 31 December, 2018, be absorbed by the Company’s retained earnings account

5.	Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended 31 December 2018.

The Annual General Meeting of Shareholders resolved to discharge all those who were members of the Board of Directors throughout the year ended 31 December 2018, from any liability in connection with the management of the Company’s affairs during such year.

6.	Election of the members of the Board of Directors.

The Annual General Meeting of Shareholders resolved to (i) maintain the number of members of the Board of Directors at eleven; and (ii) re-appoint Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Yves Speeckaert, Ms. Mónica Tiuba, Mr. Amadeo Vázquez y Vázquez and Mr. Guillermo Vogel to the Board of Directors; each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2019 annual accounts.

7.	Authorization of the compensation of members of the Board of Directors.

The Annual General Meeting of Shareholders resolved that (i) each of the members of the Board of Directors receive an amount of US$115,000 as compensation for his/her services during the fiscal year 2019; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and; (iii) the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.

8.	Appointment of the external auditors for the fiscal year ending December 31, 2019, and approval of their fees.

The Annual General Meeting of Shareholders resolved to (i) appoint PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, as the Company’s external auditors for the fiscal year ending 31 December, 2019, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2019 annual accounts; and (ii) approve the external auditors’ fees for audit, audit-related, tax compliance and tax advisory services, and other permitted non-audit services to be rendered during the fiscal year ending 31 December, 2019, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to ARS 61,977,974, BRL 347,031, EUR 1,401,139, MXN 3,891,610, and US$ 489,555, and (iii) authorize the Audit Committee to approve any increase or reallocation of the external auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

9.	Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

The Annual General Meeting of Shareholders resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.